Syneron Reports Strong Fourth Quarter 2006 Revenues of $35 Million

Full Year Revenues up 34% to $117 Million

YOKNEAM, ISRAEL -- 02/15/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the fourth quarter and the full year ended December 31st, 2006.

Revenues for the fourth quarter of 2006 grew 48% over the same period in 2005 and 14% over the prior quarter to a record high of $35 million. Revenues grew strongly across all geographical regions, with North America accounting for 59% of total revenues of fourth quarter of 2006 and with international sales accounting for the balance.

Net income for the fourth quarter of 2006 on a US GAAP basis ("GAAP") was $11.6 million, or $0.42 per diluted share, which includes stock-based compensation expense of $2.1 million, or $0.08 per diluted share. On a pro forma basis, exclusive of stock-based compensation, net income for the fourth quarter of 2006 was $13.7 million, or $0.49 per diluted share.

Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore believes that the non-GAAP figures more effectively describe the company's business and, hence, is making the non-GAAP adjustments available to investors. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

For the full year 2006, revenues grew 34% to $117 million and net income on a GAAP basis was $39.7 million, or $1.44 per diluted share. For the full year 2005, the Company recorded revenues and net income of $87.4 million and $41.1 million, respectively, or net income of $1.48 per diluted share. On a pro forma basis net income for the full year 2006 was $47.8 million, or $1.73 per diluted share, representing a 17% rise from net income in 2005.

Commenting on the year’s achievements and financial results, CEO David Schlachet said, "2006 was another record year for Syneron with significant revenue growth in all markets. We also focused on enhancing our infrastructure and building our management team. These efforts have put Syneron in an excellent position for continued growth and increase in shareholder value. Our investments in marketing, build up of our sales force and channels and in R&D impacted our profitability last year. Yet, our 40% profit margin remains the highest in the medical device sector."

Syneron's financial position remains strong. Syneron's cash position at the quarter's end (including long-term deposits) rose by $12.4 million to $171.3 million at the end of the quarter and shareholders' equity totaled $194.4 million. Trade receivables were $35.2 million on December 31st, 2006, representing a 5% decline to 90 days of sales outstanding on an average balance basis, compared to 94 days on September 30, 2006.

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the full year 2007 to grow approximately 20%. The Company also expects revenues for the first quarter of 2007 to grow at the same 20% rate compared to the first quarter of 2006.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, February 15th 2007. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007, maintaining a leadership position in core markets, cross selling opportunities and the launch of a home use product. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to, the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to mange our growth; competition an pricing pressure and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

                           Syneron Medical Ltd.
                     CONSOLIDATED STATEMENT OF INCOME
              U.S. dollars in thousands except per share data

                                 Three Months ended   Twelve Months ended
                                    December 31,          December 31,
                                  2006       2005       2006       2005
                                (unaudit-  (unaudit-  (unaudit-
                                   ed)        ed)        ed)     (audited)
                                ---------  ---------  ---------  ---------
Revenues                           35,035     23,735    116,976     87,406
Cost of Revenues                    5,366      3,099     17,921     11,428
                                ---------  ---------  ---------  ---------
Gross Profit                       29,669     20,636     99,055     75,978

Operating expenses
Research and development            2,251      1,333      8,515      5,030
Selling and marketing              14,594      6,732     46,434     25,188
General and administrative          3,036      1,185      9,455      3,534
Other expenses                         --         --         --      3,494
                                ---------  ---------  ---------  ---------
Total operating expenses           19,881      9,250     64,404     37,246

                                ---------  ---------  ---------  ---------
Operating Income                    9,788     11,386     34,651     38,732
Financial income, net               2,396      1,057      6,492      3,081
                                ---------  ---------  ---------  ---------
Income before taxes                12,184     12,443     41,143     41,813
Taxes on income                      (630)      (400)    (1,489)      (750)
                                ---------  ---------  ---------  ---------
Net Income                         11,554     12,043     39,654     41,063

Basic net earning per share          0.42       0.46       1.46       1.65
Diluted net earnings per share       0.42       0.43       1.44       1.48
                                =========  =========  =========  =========
Weighted average number
   of shares used in per share
   calculation (in thousand):
Basic                              27,490     26,162     27,202     24,888
Diluted                            27,632     27,742     27,601     27,664
                                =========  =========  =========  =========

                           Syneron Medical Ltd.
                        CONSOLIDATED BALANCE SHEETS
                        U.S. dollars in thousands

                                                   31-Dec        31-Dec
                                                    2006          2005
                                                (unaudited)   (unaudited)
                                                ------------- -------------
CURRENT ASSETS
Cash and cash equivalents (1)                          16,036        13,070
Short term deposits (1)                                 5,000         3,500
Marketable securities (1)                              81,014       116,489
Trade receivables                                      35,195        19,776
Other receivables and prepaid expenses                  9,488         9,293
Inventories                                             7,084         3,434
                                                ------------- -------------
Total current assets                                  153,817       165,562

LONG TERM ASSETS
Severance pay fund                                        368           249
Long-term deposits and other cash equivalent
 (1)                                                   69,252         1,103
Long-term trade receivables                                --         1,003
Property and equipment, net                             1,514         1,189
                                                ------------- -------------
Long Term Assets                                       71,134         3,544

OTHER ASSETS                                            1,127         1,175
                                                ------------- -------------
Total Assets                                          226,078       170,281
                                                ============= =============

CURRENT LIABILITIES
Trade Payables                                          6,452         2,112
Other current liabilities                              19,753        18,960
                                                ------------- -------------
Total current liabilities                              26,205        21,072

LONG TERM LIABILITIES
Deferred Revenue and Warranty                           5,070         3,763
Accrued severance pay                                     405           282
                                                ------------- -------------
Total long-term liabilities                             5,475         4,045

SHAREHOLDERS' EQUITY:                                 194,398       145,164
                                                ------------- -------------
Total liabilities and shareholders' equity            226,078       170,281
                                                ============= =============

(1) Total Short and Long Terms Cash and
 Equivalent                                           171,302       134,162

                           Syneron Medical Ltd.
                    CONSOLIDATED STATEMENT OF CASH FLOW
                         U.S. dollars in thousand

                                          Three Months      Twelve Months
                                              ended             ended
                                          December 31,      December 31,
                                          2006     2005     2006     2005
                                        (unaud-  (unaud-  (unaud-  (unaud-
                                         ited)    ited)    ited)    ited)
                                        -------  -------  -------  -------
CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income                               11,554   12,041   39,654   41,061
Adjustments to reconcile net income to
 net cash provided by
operating activities:
Depreciation and amortization               195      152      720      569
Accrued severance pay, net                  (21)      13        4       15
Increase in short-term and long-term
 trade receivables                       (2,147)  (4,534) (13,937) (11,397)
Decrease (increase) in other accounts
 receivables and prepaid expenses        (2,105)  (7,193)    (195)  (7,761)
Increase in inventories                  (1,984)     253   (3,650)    (300)
Increase in trade payables                2,571      458    4,340      592
Decrease in other current liabilities     1,225    7,118     (284)   7,542
Gain (loss) on available for sale
 securities                                (499)  (2,195)      51     (908)
Stock-based compensation                  2,153       37    8,257      148
Increase (decrease) in deferred
 revenues                                   895      (87)   2,384    1,770
Loss on sales of property and equipment       -        -        -       12
                                        -------  -------  -------  -------

Net cash provided by operating
 activities                              11,837    6,063   37,344   31,343
                                        -------  -------  -------  -------

CASH FLOWS FROM INVESTMENT ACTIVITIES

Investment in short-term deposits, net        -    8,768   (5,000)  53,393
Purchase of available-for-sale
 securities                             (53,539) (23,713) (82,207) (98,880)
Proceeds from sale of
 available-for-sale securities           43,807      886   49,996    4,256
Payments for acquisition of long-term
 loans and others                           (19)       -        -        -
Investment in long-term deposits and
 other                                        -      (58)      (2)     (75)
Proceeds from long term loans and other       -        -    3,500        -
Purchase of property and equipment         (252)     (90)    (747)    (645)
Purchase of other assets                   (250)       -     (250)    (466)
Proceeds from sale of property and
 equipment                                    -        -        -        8
                                        -------  -------  -------  -------

Net cash used in investing activities   (10,253) (14,207) (34,710) (42,409)
                                        -------  -------  -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES

Exercise of options                          16    8,686      332   11,666
                                        -------  -------  -------  -------
Net cash provided by financing
 activities                                  16    8,686      332   11,666
                                        -------  -------  -------  -------

Increase in cash and cash equivalents     1,600      542    2,966      600
Cash and cash equivalents at the
 beginning of the period                 14,436   12,526   13,070   12,468
                                        -------  -------  -------  -------

Cash and cash equivalents at the end of
 the period                              16,036   13,068   16,036   13,068
                                        =======  =======  =======  =======

                           Syneron Medical Ltd.
 Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
           U.S. dollars in thousands except per share data

                             Three Months ended     Twelve Months ended
                              31 December 2006        31 December 2006
                                    FAS   Non-G-            FAS
                             GAAP   123R    AAP     GAAP    123R  Non-GAAP
                                    Adju-                   Adju-
                            (unau-  stme- (unau-  (unaudi-  stme- (unaudi-
                            dited)   nt   dited)    ted)     nt     ted)
                            ------  ----- ------  --------  ----- --------
Revenues                    35,035        35,035   116,976         116,976
Cost of Revenues             5,366    105  5,261    17,921    267   17,654
                            ------  ----- ------  --------  ----- --------
Gross Profit                29,669    105 29,774    99,055    267   99,322

Operating expenses
Research and development     2,251    236  2,015     8,515    628    7,887
Selling and marketing       14,594  1,135 13,459    46,434  4,942   41,492
General and administrative   3,036    640  2,396     9,455  2,271    7,184
                            ------  ----- ------  --------  ----- --------
Total operating expenses    19,881  2,011 17,870    64,404  7,841   56,563

                            ------  ----- ------  --------  ----- --------
Operating Income             9,788  2,116 11,904    34,651  8,108   42,759
Financial income, net        2,396         2,396     6,492           6,492
                            ------  ----- ------  --------  ----- --------
Income before taxes         12,184  2,116 14,300    41,143  8,108   49,251
Taxes on income               (630)         (630)   (1,489)         (1,489)
                            ------  ----- ------  --------  ----- --------
Net Income                  11,554  2,116 13,670    39,654  8,108   47,762

Basic net earning per share   0.42   0.08   0.50      1.46   0.30     1.76
Diluted net earnings per
 share                        0.42   0.07   0.49      1.44   0.29     1.73
                            ======  ===== ======   =======  ===== ========

Weighted average number
 of shares used in er
 share calculation (in
 thousand):
Basic                       27,490        27,490    27,202          27,202
Diluted                     27,632        27,632    27,601          27,601
                            ======  ===== ======   =======  ===== ========

For more information, please contact:
David Seligman
CFO
+972 54 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
IR consultant
The Ruth Group (US contact)
646 734 4792
email: nlaudico@theruthgroup.com